Exhibit 99.1

Turbo Energy Strengthens Financial Position

Through Long-Term Bank Financing Restructuring

VALENCIA, Spain — (GLOBE NEWSWIRE) — February 9, 2026 — Turbo Energy S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global provider of AI-optimized solar energy storage technologies and solutions, today announced the successful completion of a restructuring of its bank financing aimed at strengthening its financial position and aligning liquidity with the Company’s medium- and long-term business plan.

As part of this process, Turbo Energy reached agreements with Bankinter, CaixaBank and BBVA, three of Spain’s leading financial institutions, enabling the conversion of existing bank facilities into long-term financing structures totaling approximately €4.87 million (approximately $5.75 million in U.S. dollars). This reorganization strengthens the Company’s financial profile and aligns its financing structure with its business plan, further enhancing financial flexibility to support continued expansion in the global commercial and industrial energy storage sector, including Latin America and the United States.

“This financial restructuring reflects a strong vote of confidence from three of Spain’s leading financial institutions,” said Mariano Soria, CEO of Turbo Energy. “The refinancing demonstrates their belief in Turbo Energy’s technology, strategy and long-term growth prospects, and provides a solid financial foundation to support the execution of our global expansion plan, including continued investment in AI-driven energy storage systems, Energy-as-a-Service initiatives and large-scale commercial and industrial deployments.”

By extending loan terms and improving financial flexibility, the Company is better positioned to accelerate growth initiatives in high-demand markets, including Latin America and the United States, where demand for distributed energy storage, peak-shaving solutions and on-site renewable energy infrastructure continues to expand.

Soria added, “We view this as an important milestone that enhances our ability to execute at scale while maintaining our disciplined financial approach to earning Turbo Energy distinction as a provider-of-choice for industry leading energy storage solutions.”

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users across Europe, North America and South America to reduce dependence on traditional energy sources, lower electricity costs, and improve energy reliability. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com